INTERNATIONAL ENERGY, INC.
1200 G Street, NW Suite 800 Washington
District of Columbia 20005
Telephone: (800) 676-1006

July 14, 2009

Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549-6010
Attention: Alexandra M. Ledbetter
(Mail Stop 6010)

RE:	International Energy, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-151828

Gentlemen:

      On behalf of the Company, request is hereby made pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 10:00 am on Friday, July 17, 2008, or as soon as practicable thereafter.

In connection with the foregoing, we hereby acknowledge that:

  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting by delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling.
  The action of the Commission or the staff, acting by delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and
  The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

International Energy, Inc.

By: Name: Title:	/s/ Charles Bell Charles Bell Chief Executive Officer, President and Chief Financial Officer